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Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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Attention:	Tom Kluck, Legal Branch Chief
Sandra B. Hunter, Attorney-Advisor

Re:	Hudson Pacific Properties, Inc.
Registration Statement on Form S-3
File No. 333-175326

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 1 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2011 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes five copies of the Amendment, three of which have been marked to show changes from the initial filing of the Registration Statement on July 1, 2011.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on July 14, 2011 (the “Comment Letter”), with respect to the Registration Statement, and the Amendment has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the Amendment, except as otherwise noted below.

General

1.	Please amend your registration statement to provide the undertakings required by Item 512(a)(5) of Regulation S-K.

Response: The Company has revised Item 17 of Part II of the Registration Statement in response to the Staff’s comment.

* * * *

July 15, 2011

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Mark T. Lammas, Hudson Pacific Properties, Inc.

Kay L. Tidwell, Hudson Pacific Properties, Inc.

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